                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SCHEDULE 13D/A (AMENDMENT NO. 1)*
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Arris Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Elizabeth M. Markowski
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 10 pages)

CUSIP NO. 04269Q100
================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1
              Liberty Media Corporation
              84-1288730
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) |_|

              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS 00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES          7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY               7,681,341 *
  EACH REPORTING PERSON
                            ----------------------------------------------------
                               8      SHARED VOTING POWER
                                      0
                            ----------------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      7,681,341*
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,681,341*
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.3%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

* Of the 7,681,341 shares of Common Stock beneficially owned by the Reporting Person, 6,827,000 shares are currently owned of record by a subsidiary of the Reporting Person and an additional 854,341 shares are issuable upon exercise of certain options. This Statement on Schedule 13D/A describes certain provisions of a Lock-Up Agreement, dated as of June 7, 2002, between Nortel Networks LLC and Liberty ANTC, Inc.
** Based on 81,761,685 shares of the Issuer's Common Stock issued and outstanding as of April 30, 2002, according to the Issuer's Form 10-Q filed with the SEC on May 15, 2002.


                               Page 2 of 10 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         SCHEDULE 13D/A (AMENDMENT NO.1)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                ARRIS GROUP, INC.

              This Schedule 13D/A (Amendment No. 1) (this "Statement") is being filed for the purpose of amending the Schedule 13D filed on March 9, 1999 (the "Prior Filing"), with respect to the Common Stock, par value $.01 ("Common Stock"), of ANTEC Corporation, a Delaware corporation and a predecessor of Arris Group, Inc., a Delaware corporation (the "Issuer").

ITEM 1.       SECURITY AND ISSUER.

         The text of Item 1 of the Prior Filing is amended and restated to read in its entirety as follows:

         This Statement relates to shares of Common Stock. The Issuer's principal executive offices are located at 11450 Technology Circle, Duluth, Georgia 30097.

ITEM 2.       IDENTITY AND BACKGROUND.

              The text of Item 2 of the Prior Filing is amended and restated to read in its entirety as follows:

         The reporting person is Liberty Media Corporation, a Delaware corporation ("Liberty Media" or the "Reporting Person"). Liberty Media is the beneficial owner of shares of Common Stock held of record by Liberty ANTC, Inc. (formerly known as TCI TSX, Inc.), a Colorado corporation. The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

         Liberty Media, directly and through its subsidiaries, owns interests in a broad range of video programming and communications businesses in the United States, Europe, South America and Asia. Liberty Media's principal assets include interests in Starz Encore Group LLC, Liberty Livewire Corporation, On Command Corporation, Discovery Communications, Inc., AOL Time Warner Inc., QVC, Inc., USA Interactive, Inc., Telewest Communications plc, Motorola, Inc., Sprint PCS Group, The News Corporation Limited, UnitedGlobalCom, Inc. and Vivendi Universal, S.A.


                               Page 3 of 10 pages

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

         Each person listed on Schedule 1 (collectively, the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The text of Item 3 of the Prior Filing is amended and restated to read in its entirety as follows:

         The Reporting Person beneficially owns a total of 7,681,341 shares of Common Stock. Such beneficial ownership is comprised of 6,827,000 shares of Common Stock and options to acquire up to an additional 854,341 shares of Common Stock (the "Options").

         The Options were originally granted to TCI Communications, Inc. ("TCIC") (a subsidiary of Tele-Communications, Inc. (now known as AT&T Broadband) and a former affiliate of the Reporting Person) by TSX Corporation ("TSX"), and originally related to shares of TSX common stock. ANTEC Corporation, a Delaware corporation and a predecessor of the Issuer, assumed the liability of such TSX stock options in a merger of a wholly-owned subsidiary of ANTEC Corporation into TSX. The Reporting Person succeeded to TCI Communications, Inc.'s beneficial ownership of the Options in connection with the merger of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. with and into Tele-Communications, Inc. (a former affiliate of the Reporting Person). The Issuer subsequently assumed the liability of such Options pursuant to an Agreement and Plan of Reorganization, dated as of October 18, 2000, as modified by the First Amendment to the Agreement and Plan of Reorganization, dated as of April 9, 2001, by and among ANTEC Corporation, Broadband Parent Corporation, a corporation organized under the laws of Delaware, Nortel Networks Inc., a corporation organized under the laws of Delaware, Nortel Networks LLC, a limited liability company organized under the laws of Delaware, and Arris Interactive LLC, a limited liability company organized under the laws of Delaware. The Options are exercisable for Common Stock on the same terms applicable to the TSX stock options. The Options have the following exercise prices and expiration dates with respect to the number of shares of Common Stock set forth below:


                               Page 4 of 10 pages

--------------------------------------------------------------------------------
EXPIRATION DATE                NUMBER OF SHARES         EXERCISE PRICE PER SHARE
--------------------------------------------------------------------------------
September 24, 2004             432,169                  $ 2.00
--------------------------------------------------------------------------------
July 28, 2004                  84,612                   $ 4.54
--------------------------------------------------------------------------------
July 28, 2004                  21,836                   $ 5.75
--------------------------------------------------------------------------------
October 3, 2004                13,648                   $ 8.04
--------------------------------------------------------------------------------
March 12, 2005                 27,284                   $11.50
--------------------------------------------------------------------------------
January 23, 2005               13,642                   $10.75
--------------------------------------------------------------------------------
January 28, 2005               3,275                    $ 5.00
--------------------------------------------------------------------------------
May 21, 2005                   64,116                   $11.72
--------------------------------------------------------------------------------
June 30, 2005                  27,283                   $15.83
--------------------------------------------------------------------------------
September 28, 2005             76,122                   $15.83
--------------------------------------------------------------------------------
October 17, 2005               5,426                    $13.00
--------------------------------------------------------------------------------
January 4, 2006                5,460                    $12.83
--------------------------------------------------------------------------------
April 15, 2006                 6,824                    $20.00
--------------------------------------------------------------------------------
June 5, 2006                   4,913                    $20.00
--------------------------------------------------------------------------------
June 25, 2006                  20,472                   $19.33
--------------------------------------------------------------------------------
July 25, 2006                  6,824                    $15.83
--------------------------------------------------------------------------------
July 25, 2006                  40,435                   $15.75
--------------------------------------------------------------------------------

         The Options permit the holder thereof to exercise the Options by tendering cash or pursuant to cashless exercise. To effect a cashless exercise the holder of the Option would deliver to the Issuer the number of shares of Common Stock equal to the exercise price payable divided by the fair market value of a share of Common Stock. The Options are filed as Exhibits 7(a)(1)-(7) to this Statement and are incorporated herein by reference, and the description of the Options contained herein is qualified in its entirety by the complete text of the Options.

ITEM 4.       PURPOSE OF TRANSACTION.

         The text of Item 4 of the Prior Filing is amended and restated to read in its entirety as follows:

         The Reporting Person acquired and is continuing to hold its securities of the Issuer for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in


                               Page 5 of 10 pages
the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      Any action similar to any of those enumerated in this Item.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The text of Item 5 of the Prior Filing is amended and restated to read in its entirety as follows:

         (a) The Reporting Person presently beneficially owns 7,681,341 shares of Common Stock. Of the 7,681,341 shares of Common Stock beneficially owned, 6,827,000 shares are currently owned of record by Liberty ANTC, Inc., a subsidiary of the Reporting Person, and an additional 854,341 shares may be acquired by such subsidiary upon the exercise of the Options. The 7,681,341 shares of Common Stock beneficially owned by the Reporting Person represent approximately 9.3% of the outstanding shares of Common Stock (based on 81,761,685 shares of


                               Page 6 of 10 pages

Common Stock outstanding as of April 30, 2002, according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002).

         To the best knowledge of the Reporting Person, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

         (b) The Reporting Person has the sole power to vote or to direct the voting of the shares of Common Stock that the Reporting Person beneficially owns. Except as described in Item 6, the Reporting Person has the sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

         (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

         (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The text of Item 6 of the Prior Filing is amended and restated to read in its entirety as follows:

         The arrangements described below exist with respect to the Common
Stock.

         (a) OPTION AGREEMENTS

         The Reporting Person holds the Options described in Item 3 hereto, which Item is hereby incorporated by reference herein.

         (b) REGISTRATION RIGHTS AGREEMENT

         The Reporting Person's subsidiary, Liberty ANTC, Inc. (formerly TCI TSX, Inc.) is a party to the Registration Rights Agreement, dated as of October 29, 1996, between the Issuer and TCI TSX, Inc., (the "Registration Rights Agreement") wherein the Issuer granted demand and incidental registration rights to such subsidiary with respect to all of the Common Stock beneficially owned by such subsidiary as of such date as well as to any Common Stock that such subsidiary might acquire during the term of the Registration Rights Agreement. A copy of the Registration Rights Agreement is filed as Exhibit 7(b) to this Statement and is incorporated herein by reference, and the description of the Registration Rights Agreement contained herein is qualified in its entirety by the complete text of the Registration Rights Agreement.

         (c) LOCK-UP AGREEMENT


                               Page 7 of 10 pages

         On June 7, 2002, Nortel Networks LLC, a Delaware limited liability company ("Nortel"), and Liberty ANTC, Inc. entered into a Lock-Up Agreement (the "Lock-Up Agreement") pursuant to which each party has agreed not to exercise any registration rights that it may have with respect to the Common Stock or sell any shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933, as amended, during the Restricted Period (as defined below), excluding in the case of Nortel the 21,000,000 shares of Common Stock that the Issuer has registered pursuant to a Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 16, 2002 (the "S-3"). The "Restricted Period" commences on the consummation of a firm commitment underwritten public offering of shares of Common Stock to be made on or before June 30, 2002 pursuant to a prospectus supplement to be filed with respect to the S-3 and expires on the earlier of July 31, 2003 and thirty days after the completion of both of the following: (i) the refinancing, redemption or maturity of at least 66% of the original principal amount of those certain 4 1/2% Convertible Subordinated Notes due May 15, 2003 made by the Issuer in favor of Nortel, and
(ii) the redemption by Arris Interactive, LLC, a Delaware limited liability company, of at least 66% of the original principal amount of Nortel's Class B Membership Interest in Arris Interactive LLC, plus accrued dividends. A copy of the Lock-Up Agreement is filed as Exhibit 7(c) to this Statement and is incorporated herein by reference, and the description of the Lock-Up Agreement contained herein is qualified in its entirety by the complete text of the Lock-Up Agreement.


                               Page 8 of 10 pages

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

         The text of Item 7 of the Prior Filing is amended and restated to read in its entirety as follows:

EXHIBIT NO.           EXHIBIT
-----------           -------

      7(a)(1) Stock Option Agreement, dated as of October 12, 1994 (executed on November 30, 1994), between TSX and TCIC.

      7(a)(2) Stock Option Agreement, dated as of October 12, 1994 (executed on November 30, 1994), between TSX and TCIC.

      7(a)(3) Stock Option Agreement, dated as of October 6, 1995 (executed on October 6, 1995), between TSX and TCI TSX, Inc.

      7(a)(4) Amendment to Stock Option Agreement (dated as of October 12, 1994), dated as of November 15, 1996, between TSX and TCI TSX, Inc.

      7(a)(5) Amendment to Stock Option Agreement (dated as of October 12, 1994), dated as of November 15, 1996, between TSX and TCI TSX, Inc.

      7(a)(6) Amendment to Stock Option Agreement (dated as of October 6, 1995), dated as of November 15, 1996, between TSX and TCI TSX, Inc.

      7(a)(7) Stock Option Agreement, dated as of November 15, 1996, between TSX and TCI TSX, Inc.

      7(b) Registration Rights Agreement, dated as of October 29, 1996, between the Issuer and TCI TSX, Inc.

      7(c) Lock-Up Agreement, dated as of June 7, 2002, by and between Nortel Networks LLC and Liberty ANTC, Inc.


                               Page 9 of 10 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002


                                          LIBERTY MEDIA CORPORATION


                                          By: /s/ Elizabeth M. Markowski
                                              ----------------------------------
                                               Name:  Elizabeth M. Markowski
                                               Title: Senior Vice President


                               Page 10 of 10 pages

                                   SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

NAME AND BUSINESS ADDRESS           PRINCIPAL OCCUPATION
-------------------------           --------------------
John C. Malone                      Chairman of the Board and Director of Liberty
                                    Media

Robert R. Bennett                   President, Chief Executive Officer and Director
                                    of Liberty Media

Donne F. Fisher                     Director of Liberty Media; President of Fisher
                                    Capital Partners Ltd.

Gary S. Howard                      Executive Vice President, Chief Operating Officer and
                                    Director of Liberty Media; Chairman of the Board and
                                    Director of Liberty Satellite & Technology, Inc.

Paul A. Gould                       Director of Liberty Media; Managing Director of
     Allen & Company Incorporated   Allen & Company Incorporated
     711 5th Avenue, 8th Floor
     New York, NY 10022

Jerome H. Kern                      Director of Liberty Media; Consultant, Kern
     Kern Consulting LLC            Consulting LLC
     4600 S. Syracuse Street
     Denver, CO 80237

Larry E. Romrell                    Director of Liberty Media

David J.A. Flowers                  Senior Vice President and Treasurer of Liberty
                                    Media

Elizabeth M. Markowski              Senior Vice President of Liberty Media

Charles Y. Tanabe                   Senior Vice President, General Counsel and
                                    Secretary of Liberty Media

Albert E. Rosenthaler               Senior Vice President of Liberty Media

Christopher W. Shean                Senior Vice President and Controller of Liberty
                                    Media

                                  EXHIBIT INDEX

EXHIBIT NO.        EXHIBIT

      7(a)(1) Stock Option Agreement, dated as of October 12, 1994 (executed on November 30, 1994), between TSX and TCIC.
      7(a)(2) Stock Option Agreement, dated as of October 12, 1994 (executed on November 30, 1994), between TSX and TCIC.
      7(a)(3) Stock Option Agreement, dated as of October 6, 1995 (executed on October 6, 1995), between TSX and TCI TSX, Inc.
      7(a)(4)      Amendment to Stock Option Agreement (dated as of October 12,
                   1994), dated as of November 15, 1996, between TSX and TCI TSX, Inc.
      7(a)(5)      Amendment to Stock Option Agreement (dated as of October 12,
                   1994), dated as of November 15, 1996, between TSX and TCI TSX, Inc.
      7(a)(6)      Amendment to Stock Option Agreement (dated as of October 6,
                   1995), dated as of November 15, 1996, between TSX and TCI TSX, Inc.
      7(a)(7) Stock Option Agreement, dated as of November 15, 1996, between TSX and TCI TSX, Inc.
      7(b) Registration Rights Agreement, dated as of October 29, 1996, between the Issuer and TCI TSX, Inc.
      7(c) Lock-Up Agreement, dated as of June 7, 2002, by and between Nortel Networks LLC and Liberty ANTC, Inc.